Exhibit 28(a)
INDEPENDENT AUDITORS' REPORT

To Atlantic City Electic Company:

We have audited the accompanying consolidated balance sheets of Atlantic City Electric Company and subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in common shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Atlantic City Electric Company and subsidiary at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Parsippany, New Jersey

February 2, 1996

REPORT OF MANAGEMENT

The management of Atlantic City Electric Co. and its subsidiary is responsible for the preparation of the financial statements presented in this Annual Report. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management made informed judgments and estimates, as necessary, relating to events and transactions reported.

Management has established a system of internal accounting and financial controls and procedures designed to provide reasonable assurance as to the integrity and reliability of financial reporting. In any system of financial reporting controls, inherent limitations exist. Management continually examines the effectiveness and efficiency of this system, and actions are taken when opportunities for improvement are identified. Management believes that, as of December 31, 1995, the system of internal accounting and financial controls over financial reporting is effective. Management also recognizes its responsibility for fostering a strong ethical climate in which the Company's affairs are conducted according to the highest standards of corporate conduct. This responsibility is characterized and reflected in the Company's code of ethics and business conduct policy.

The financial statements have been audited by Deloitte & Touche LLP, Certified Public Accountants. Deloitte & Touche provides objective, independent audits as to management's discharge of its responsibilities insofar as they relate to the fairness of the financial statements. Their audits are based on procedures believed by them to provide reasonable assurance that the financial statements are free of material misstatement.

The Company's internal auditing function conducts audits and appraisals of the Company's operations. It evaluates the system of internal accounting, financial and operational controls and compliance with established procedures. Both the external auditors and the internal auditors periodically make recommendations concerning the Company's internal control structure to management and the Audit Committee of the Board of Directors. Management responds to such recommendations as appropriate in the circumstances. None of the recommendations made for the year ended December 31, 1995 represented significant deficiencies in the design or operation of the Company's internal control structure.


M. J. Chesser
President and Chief Operating Officer


M. J. Barron
Senior Vice President and Chief Financial Officer

February 2, 1996

CONSOLIDATED STATEMENT OF INCOME
(Thousands of Dollars)
                                     For the Years Ended December
31,
                                      1995        1994
1993

Operating Revenues-Electric         $953,779    $913,226
$865,799
Operating Expenses:
Energy                               191,766     210,891
159,438
Purchased Capacity                   190,570     130,929
110,781
Operations                           152,277     157,047
162,840  Maintenance                           34,414      37,662
    45,452
Depreciation and Amortization         78,461      73,344
67,950
State Excise Taxes                   102,811      97,072
104,280
Federal Income Taxes                  45,876      42,529
45,277
Other Taxes                            8,677      10,757
10,854
Total Operating Expenses             804,852     760,231
706,872

Operating Income                     148,927     152,995
158,927

Other Income and Expense:
Allowance for Equity Funds Used

 During Construction                     817       3,364
2,368
Employee Separation Costs,
      net of tax benefit of $9,265           -        (17,335)
  -
Litigation Settlement, net of tax
 benefit of $1,321                      -           -
(2,564)  Other-Net                             10,208       9,568
     9,865
Total Other Income and Expense        11,025      (4,133)
9,669

Income Before Interest Charges       159,952     148,862
168,596
Interest Charges:
Interest on Long Term Debt            60,329      57,346
59,385
Other Interest Expense                 2,550       1,114
1,633
Total Interest Charges                62,879      58,460
61,018
Allowance for Borrowed Funds Used
 During Construction                  (1,679)     (2,772)
(1,448)
Net Interest Charges                  61,200      55,688
59,570

Net Income                          $ 98,752    $ 93,174
$109,026


Earnings for Common Stock:
Net Income                          $ 98,752    $ 93,174
$109,026
Less Preferred Stock Dividend
Requirements                          14,627      16,716
17,405
Income Available for Common Stock   $ 84,125    $ 76,458    $
91,621


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Thousands of Dollars)
                                      For the Years Ended December 31,
                                        1995       1994       1993
Cash Flows Of Operating Activities:
Net Income                             $ 98,752   $ 93,174   $109,026
Deferred Purchased Power Costs           15,721     14,920     (6,050)
Deferred Energy Costs                   (20,435)    (3,819)   (15,269)
Depreciation and Amortization            78,461     73,344     67,950
Deferred Income Taxes-Net                15,694      6,116     16,213
Prepaid State Excise Taxes                9,560    (40,128)   (33,706)
Net (Increase) Decrease in Other
 Working Capital                        (31,262)   (22,913)    28,486
Employee Separation Costs               (19,112)    26,600       -
Other-Net                                10,048      1,403      7,559
Net Cash Provided by Operating          157,427    148,697    174,209
 Activities
Cash Flows Of Investing Activities:
Construction Expenditures              (100,904)  (119,961)  (138,111)
Leased Property                         (10,446)   (10,713)    (9,946)
Decommissioning Trust Fund Deposits      (6,424)    (6,424)    (6,424)
Plant Removal Costs                      (4,525)    (8,000)    (1,943)
Other-Net                                 7,316      7,223     (3,824)
Net Cash Used by Investing Activities  (114,983)  (137,875)  (160,248)

Cash Flows Of Financing Activities:
Proceeds from Long Term Debt            104,404     53,572    464,633
Retirement and Maturity of
 Long Term Debt                         (57,489)   (42,664)  (360,414)
Increase (Decrease) in Short Term Debt   21,945      8,600    (14,600)
Proceeds from Capital Lease
 Obligations                             10,446     10,713      9,946
Redemption of Preferred Stock           (24,500)   (24,500)    (5,469)
Dividends                               (95,866)  (100,198)   (98,752)
Capital Contributions                        13     25,270     20,991
Other-Net                                  (869)     1,601     (1,362)
Net Cash Used by Financing Activities   (41,916)   (67,606)   (14,973)
Net Increase (Decrease) in Cash
 and Temporary Investments                  528    (56,784)    28,934
Cash and Temporary Investments,
 beginning of year                        3,459     60,243     31,309
Cash and Temporary Investments,
 end of year                           $  3,987   $  3,459   $ 60,243
Supplemental Schedule of Payments:
 Interest                              $ 58,274   $ 61,035  $  51,331
 Federal income taxes                  $ 31,999   $ 32,254  $  25,809

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
CONSOLIDATED BALANCE SHEET
(Thousands of Dollars)
                                                December 31,
                                             1995          1994
Assets
Electric Utility Plant:
In Service:
  Production                              $1,187,169    $1,151,661
  Transmission                               366,242       357,389
  Distribution                               691,830       659,619
  General                                    183,935       180,204
Total In Service                           2,429,176     2,348,873
Less Accumulated Depreciation                794,479       725,999
Net                                        1,634,697     1,622,874
Construction Work in Progress                119,270       110,078
Land Held for Future Use                       6,941         6,941
Leased Property-Net                           40,878        42,030
Electric Utility Plant-Net                 1,801,786     1,781,923
Investments and Nonutility Property:
Nuclear Decommissioning Trust Fund            61,802        52,004
Other                                          2,077         3,139
Total Investments and Nonutility Property     63,879        55,143
Current Assets:
Cash and Temporary Investments                 3,987         3,459
Accounts Receivable:
  Utility Service                             66,099        54,554
  Miscellaneous                               17,379        15,804
  Allowance for Doubtful Accounts             (3,300)       (3,300)
Unbilled Revenues                             41,515        32,070
Fuel (at average cost)                        25,459        28,030
Materials and Supplies (at average cost)      25,434        27,823
Working Funds                                 14,420        14,475
Deferred Energy Costs                         31,434        10,999
Deferred Income Taxes                           -           12,141
Other Prepayments                             21,002        11,760
Total Current Assets                         243,429       207,815

Deferred Debits:
Unrecovered Purchased Power Costs             99,817       115,538
Recoverable Future Federal Income Taxes       85,858        85,854
Unrecovered State Excise Taxes                64,274        73,834
Unamortized Debt Costs                        38,924        38,083
Other Regulatory Assets                       54,568        47,055
Other                                          9,372        16,071
Total Deferred Debits                        352,813       376,435
Total Assets                              $2,461,907    $2,421,316

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEET
(Thousands of Dollars)
                                                   December 31,
                                                1995           1994

Liabilities and Capitalization
Capitalization:
Common Shareholder's Equity:
Common Stock                                $   54,963     $   54,963
Premium on Capital Stock                       231,081        231,081
Contributed Capital                            262,762        262,749
Capital Stock Expense                           (2,131)        (2,300)
Retained Earnings                              252,484        249,767
Total Common Shareholder's Equity              799,159        796,260
Preferred Stock:
  Not Subject to Mandatory Redemption           40,000         40,000
  Subject to Mandatory Redemption              114,750        149,250
Long Term Debt                                 802,356        763,288
Total Capitalization (excluding current
  portion)                                   1,756,265      1,748,798

Current Liabilities:
Preferred Stock Redemption Requirement          22,250         12,250
Capital Lease Obligations                          650            928
Long Term Debt - Current Portion                12,247            -
Short Term Debt                                 30,545          8,600
Accounts Payable                                60,831         65,632
Federal Income Taxes Payable - Affiliate        11,574          9,537
Other Taxes Accrued                              3,382          3,490
Interest Accrued                                19,961         19,048
Dividends Declared                              23,490         24,681
Accrued Employee Separation Costs                7,488         26,600
Deferred Income Taxes                            2,569            -
Other                                           17,156         18,206
Total Current Liabilities                      212,143        188,972

Deferred Credits and Other Liabilities:
Deferred Income Taxes                          354,218        350,697
Deferred Investment Tax Credits                 49,112         51,646
Capital Lease Obligations                       40,227         41,102
Other                                           49,942         40,101
Total Deferred Credits and Other
  Liabilities                                  493,499        483,546

Commitments and Contigencies (Note 8)

Total Liabilities and Capitalization        $2,461,907     $2,421,316

CONSOLIDATED STATEMENT OF CHANGES IN
COMMON SHAREHOLDER'S EQUITY
(Thousands of Dollars)
                            Premium On               Capital
                   Common    Capital   Contributed    Stock  Retained
                   Stock      Stock      Capital     Expense Earnings
Balance,
December 31, 1992  $54,963   $231,081   $216,488   $(2,496)  $246,883
Net Income                                                    109,026
Capital stock
 expense                                                 26      (196)
Capital contritution
 from parent                              20,991
Less dividends
 declared:
 Preferred                                                    (17,405)
 Common                                                       (81,347)
Balance,
December 31, 1993   54,963    231,081    237,479    (2,470)   256,961
Net Income                                                     93,174
Capital stock
 expense                                               170       (170)
Capital contribution
 from parent                              25,270
Less dividends
 declared:
 Preferred                                                    (16,716)
 Common                                                       (83,482)
Balance,
December 31, 1994   54,963    231,081    262,749    (2,300)   249,767
Net income                                                     98,752
Capital stock
 expense                                               169       (169)
Capital contribution
 from parent                                  13
Less dividends
 declared:
Preferred                                                     (14,627)
Common                                                        (81,239)
Balance,
December 31, 1995  $54,963   $231,081   $262,762   $(2,131)  $252,484



As of December 31, 1995, the Company had $25 million authorized shares of Common Stock at $3 par value. Shares outstanding at December 31, 1995, 1994 and 1992 were 18,320,937.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Note 1. SIGNIFICANT ACCOUNTING POLICIES

Organization - Atlantic City Electric Company (the Company) is a wholly-owned subsidiary of Atlantic Energy, Inc.(AEI). The Company is a public utility primarily engaged in the generation, transmission, distribution and sale of electric energy. The Company's service territory encompasses approximately 2,700 square miles within the southern one-third of New Jersey with the majority of customers being residential and commercial. Deepwater Operating Company is a wholly-owned subsidiary of the Company which operates certain generating facilities.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Regulation - The accounting policies and rates of service for the Company are subject to the regulations of the New Jersey Board of Public Utilities (BPU) and in certain respects to the Federal Energy Regulatory Commission (FERC). The Company follows generally accepted accounting principles (GAAP) and financial reporting requirements employed by all industries as specified by the Financial Accounting Standards Board (FASB) and the Securities and Exchange Commission
(SEC). However, accounting for rate regulated industries may depart from GAAP applied by other industries as permitted by Statement of Financial Accounting Standards No. 71 (SFAS No. 71). SFAS No. 71 provides guidance on circumstances where the economic effect of a regulator's decision warrants different applications of GAAP as a result of the ratemaking process. In setting rates, a regulator may provide recovery of an incurred cost in a year or years other than the year the cost is incurred. As permitted by SFAS No. 71, costs ordered by a regulator to be deferred or capitalized for future recovery are recorded as a regulatory asset because the regulator's rate action provides reasonable assurance of future economic benefits attributable to these costs. In a non-rate regulated industry, such costs may be charged to expense in the year incurred. SFAS No. 71 further specifies that a regulatory liability is recorded when a regulator orders a refund to customers of revenues previously collected, or when existing rates provide for recovery of future costs not yet incurred. Such treatment is not afforded to non-rate regulated companies. When collection of regulatory assets or relief of regulatory liabilities is no longer probable, the assets and liabilities are applied to income in the year that the assessment is made. Specific regulatory assets and liabilities that have been recorded are discussed elsewhere in the notes to the consolidated financial statements.

Electric Operating Revenues - Revenues are recognized when electric energy services are rendered, and include estimates for amounts unbilled at the end of the year for energy used by customers subsequent to the last bill rendered for the calendar year.

Nuclear Fuel - Fuel costs associated with the Company's participation in jointly-owned nuclear generating stations, including spent nuclear fuel disposal costs, are charged to Energy expense based on the units of thermal energy produced.

Electric Utility Plant - Property is stated at original cost. Generally, the plant is subject to a first mortgage lien. The cost of property additions, including replacement of units of property and betterments, is capitalized. Included in certain property additions is an Allowance for Funds Used During Construction (AFDC), which is defined in the applicable regulatory system of accounts as the cost, during the period of construction, of borrowed funds used for construction purposes and a reasonable rate on other funds when so used. AFDC has been calculated using a semi-annually compounded rate of 8.25% since August 1, 1993. The AFDC rate was 8.95% prior to this date.

Depreciation - The Company provides for straight-line depreciation based on: transmission and distribution property - estimated remaining life; nuclear property - remaining life of the related plant operating license in existence at the time of the last base rate case; other depreciable property - estimated average service life. The overall composite rate of depreciation was 3.3% for the last three years. Accumulated depreciation is charged with the cost of depreciable property retired together with removal costs less salvage and other recoveries.

Nuclear Plant Decommissioning Reserve - A reserve for decommissioning costs is presented as a component of accumulated depreciation and amounted to $60.9 million and $51.1 million at December 31, 1995 and 1994, respectively.

The SEC has questioned certain accounting practices employed by the electric utility industry concerning decommissioning costs for nuclear generating facilities. The FASB is currently reviewing this issue within the broad context of removal costs relative to all industries. At this time, the Company cannot predict what future accounting practices may be required by the FASB and SEC concerning this issue, or the impact on future financial statements, that any new accounting practices may have.

Deferred Energy Costs - As approved by the BPU, the Company has a Levelized Energy Clause (LEC) through which energy and energy-related costs (energy) are charged to customers. LEC rates are based on projected energy costs and prior period underrecoveries or overrecoveries. Generally, energy costs are recovered through levelized rates over the period of projection, which is usually a 12-month period. In any period, the actual amount of LEC revenues recovered from customers may be greater or less than the recoverable amount of energy costs incurred in that period. Energy expense is adjusted to match the associated LEC revenues. Any underrecovery (an asset representing energy costs incurred that are to be collected from customers) or overrecovery (a liability representing previously collected energy costs to be returned to customers) of costs is deferred on the Consolidated Balance Sheet as Deferred Energy Costs. These deferrals are recognized in the Consolidated Statement of Income as Energy expense during the period in which they are subsequently included in the LEC. The Company may elect to forgo recovery of certain amounts of otherwise recoverable energy costs. Such amounts are expensed.

Income Taxes - Deferred Federal income taxes are provided on all significant temporary differences between book bases and tax bases of assets and liabilities, transactions that reflect taxable income in a year different than book income, and tax carryforwards. Investment tax credits previously used for income tax purposes have been deferred on the Consolidated Balance Sheet and are recognized in book income over the life of the related property. The Company files a consolidated Federal income tax return with AEI. An agreement with AEI provides for allocation to the Company of tax liabilities or benefits generated by the Company based on the separate return method.

Related Party Transactions - The Company has a contract for a total of 106 MWS of capacity and related energy from a cogeneration facility that is 50% owned by a wholly-owned subsidiary of Atlantic Energy Enterprises, Inc. (AEE), which is a wholly-owned subsidiary of AEI. Capacity costs totaled $23.8 million in 1995 and $23.0 million in 1994 and 1993. The Company sells electricity to subsidiaries of AEE. The Company also rents office space from a wholly-owned subsidiary of AEE. The electric sales recorded and the rents paid are not significant to the Consolidated Income Statement. The amounts receivable from and payable to affiliates for such transactions were not significant at December 31, 1995 and 1994.

Financial Instruments - A number of items within Current Assets and Current Liabilities on the Consolidated Balance Sheet are considered to be financial instruments because they are cash or are to be settled in cash. Due to their short term nature, the carrying values of these items approximate their fair market values. Accounts Receivable - Utility Service and Unbilled Revenues are subject to concentration of credit risk because they pertain to utility service conducted within a fixed geographic region.

Other - Debt premium, discount and expense are amortized over the life of the related debt. Temporary investments considered as cash equivalents for Consolidated Statement of Cash Flows purposes represent purchases of highly liquid debt instruments maturing in three months or less. The Company's weighted daily average interest rate on short term debt was 6.3% for 1995 and 4.4% for 1994.

The preparation of financial statements in conformity with GAAP requires management at times to make certain judgments, estimates and assumptions that affect amounts and matters reported at the year end dates and for the annual periods presented. Actual results could differ from those estimates. Any change in the judgments, estimates and assumptions used, which in management's opinion would have a significant effect on the financial statements, will be reported when management becomes aware of such changes.

New Accounting Standards - The FASB issued two new statements in 1995 -
 Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Statement No. 123 "Accounting for Stock-Based Compensation". Both statements are effective for the Company in 1996. Statement No. 121 primarily concerns accounting for the impairment and disposal of property, plant and equipment. Statement No. 123 permits a fair value-based method to account for stock-based compensation as an alternative to the intrinsic value-based method that is currently permitted. The Company currently employs stock-based compensation which has not had a material impact on the financial statements. Should the Company elect to continue to use the intrinsic value-based method to account for stock-based compensation, the statement requires, if material, certain disclosures as if the fair value-based method was used. The Company has not yet fully assessed the impacts on its financial statements of the requirements of these new accounting standards.

Certain prior year amounts have been reclassified to conform to the current year reporting of these items.

NOTE 2.  INCOME TAXES
The components of Federal income tax expense for the years ended
December 31 are as follows:

(000)                                  1995        1994        1993
Current                             $ 32,457    $ 30,013    $ 29,679
Deferred                              15,694       6,116      16,214
Total Federal Income Tax Expense      48,151      36,129      45,893
Less Amounts in Other Income           2,275      (6,400)        616
Federal Income Taxes in
 Operating Expenses                 $ 45,876    $ 42,529    $ 45,277

A reconciliation of the expected Federal income taxes compared to the reported Federal income tax expense computed by applying the statutory rate for the years ended December 31 follows:
                                       1995        1994        1993
Statutory Federal Income Tax Rate       35%         35%         35%
(000)
Income Tax Computed at the
 Statutory Rate                     $ 51,417    $ 45,256    $ 54,221
Plant Basis Differences                1,307         (27)     (5,171)
Amortization of Investment Tax
 Credits                              (2,534)     (2,534)     (2,534)
Tax Adjustments                           -       (4,874)       (750)
Other-Net                             (2,039)     (1,692)        127
Total Federal Income Tax Expense    $ 48,151    $ 36,129    $ 45,893
Effective Federal Income Tax Rate       33%         28%         30%

Items comprising deferred tax balances as of December 31 are as follow:
(000)                                 1995         1994
Deferred Tax Liabilities:
Plant Basis Differences             $316,834     $304,476
Unrecovered Purchased Power Costs     28,209       33,557
State Excise Taxes                    22,527       25,842
Other                                 29,519       22,573
 Total Deferred Tax Liabilities      397,089      386,448
Deferred Tax Assets:
Deferred Investment Tax Credits       26,511       27,879
Employee Separation Costs              2,621        6,932
Other                                 11,169       13,081
 Total Deferred Tax Assets            40,301       47,892
Total Deferred Taxes-Net            $356,788     $338,556

Deferred tax costs associated with additional deferred tax liabilities resulting from a prior year accounting change are recorded on the Consolidated Balance Sheet as Recoverable Future Federal Income Taxes. This recognition is given for the probable amount of revenue to be collected from ratepayers for these additional taxes to be paid in future years.

NOTE 3.  RATE MATTERS

Energy Clause Proceedings

              Changes in Levelized Energy Clause Rates
                            1993 - 1995

                    Amount            Amount
     Date         Requested          Granted            Date
     Filed        (millions)        (millions)        Effective

     3/93            $14.2             $10.9            10/93
     2/94             63.0              55.0             7/94
     4/95             37.0              37.0             7/95

The Company's Levelized Energy Clause (LEC) is subject to annual review by the BPU.

In March 1993, the Company filed a petition with the BPU requesting a $14.2 million increase in LEC revenues for the June 1, 1993 through May 31, 1994 LEC period. Effective for service rendered on and after October 1, 1993, the BPU approved an increase of $10.9 million. The request was reduced primarily to return to customers an additional 25%, or $3.8 million, of a $15.5 million litigation settlement with the operator of the Peach Bottom Atomic Power Station.

On February 8, 1994, the Company filed a petition with the BPU requesting an increase in LEC revenues of $63 million for the period June 1, 1994 through May 31, 1995. The increase was primarily due to the additional costs incurred from two new independent power producers (IPPs) scheduled to begin commercial operation during the 1994/1995 LEC period. The requested amount was reduced by $84 million as a result of the utilization of $56 million of current base rate revenues associated with a utility power purchase contract expiring in May 1994 and the Southern New Jersey Economic Initiative (SNJEI), a Company initiative that forgoes the recovery of $28 million of energy costs that the Company will incur during the LEC period. On November 30, 1994, the BPU rendered its final decision approving the continuation of a provisional LEC rate increase of $55 million that had been in effect since July 26, 1994.

On April 17, 1995, the Company filed a petition with the BPU requesting a $37 million increase in LEC revenues for the period June 1, 1995 through May 31, 1996. This filing represents the first that includes a full year of costs for capacity and energy with all four of the IPPs with which the Company is under contract. The requested amount had been reduced by the Company from $67.6 million by forgoing $10 million in LEC revenues under the SNJEI and deferring $20.6 million of LEC costs that the Company will incur during the 1995/1996 LEC period for recovery in a future LEC period. Effective July 7, 1995, the BPU approved a provisional increase of $37 million effective for service rendered on and after July 7, 1995. On November 15, 1995, the Administrative Law Judge (ALJ) recommended that the provisional rates be made final. On December 1, 1995, the Ratepayer Advocate, the BPU Staff and the Company agreed to a stipulation recommending that the ALJ's findings be accepted by the BPU. A final decision is expected from the BPU by the end of March 1996.

Other Rate Proceedings

In November 1993, the Company filed a petition with the BPU requesting that hotel-casino customers be permitted to take service under rate schedules offered to all other commercial and industrial customers. On June 23, 1994, the BPU approved the request. Prior to BPU approval, hotel-casino customers were served under the Hotel Casino Service rate schedule, the highest rate for service of all the Company's service classes. Effective July 1, 1994, all hotel-casino customers began taking service under a general service rate schedule. The effect of this change was not material to the results of operations.

On September 14, 1994, the BPU issued an order supporting the investigation of the double recovery of capacity costs from nonutility generation projects. This issue relates to the Ratepayer Advocate's allegation that the Company, along with other New Jersey electric utility companies, is recovering cogeneration capacity costs concurrently in base rates and LEC rates. The order confirmed the establishment of a generic proceeding to review the nonutility capacity cost recovery methodology and ordered that the matter be reviewed in a two phase proceeding. The scope of the issues to be resolved during the first phase of the proceeding include: 1) the determination of the existence, or lack of existence, of the double recovery as a result of the traditional LEC pass-through of nonutility generation capacity costs; 2) the quantification of any double recovery found to exist for each utility for the relevant periods; 3) a determination of an appropriate remedy or adjustment if double recovery is found to occur and the periods of time over which an adjustment would be applicable. Following the conclusion of the first phase of the proceeding, the BPU, in the second phase, will render a final decision regarding the specific findings of the Office of Administrative Law and address the broader issues relating to the appropriate prospective purchase power capacity cost recovery methods. In September 1995, the Ratepayer Advocate filed testimony that claims the Company's overrecovery of capacity costs for the four-year period June 1991 through May 1995 is $46 million. The Ratepayer Advocate also filed testimony supporting similar claims for other New Jersey electric utilities. In December 1995, the Company and the other electric utilities filed testimony rebutting the Ratepayer Advocate's claims. Litigation is expected to continue in 1996; the BPU's final decision is not expected until the latter part of 1996. At this time, the Company cannot predict the outcome of this proceeding and cannot estimate the impact that the double recovery issue may have on future rates.

NOTE 4.  RETIREMENT BENEFITS

Pension

The Company has a noncontributory defined benefit pension plan covering substantially all of its employees and those of its wholly-owned subsidiary. Benefits are based on an employee's years of service and average final pay. The Company's policy is to fund pension costs within the guidelines of the minimum required by the Employee Retirement Income Security Act and the maximum allowable as a tax deduction. Each company is allocated its participative share of plan costs and contributions.

Net periodic pension costs include:
(000)                                  1995      1994      1993
Service cost-benefits earned
 during the period                  $  6,363  $  6,871  $  7,196
Interest cost on projected benefit
 obligation                           14,794    15,390    16,016
Actual return on plan assets         (44,067)     (860)  (23,200)
Other-net                             28,379   (16,885)    5,496
Net periodic pension costs          $  5,469  $  4,516  $  5,508




Of these costs, $3.0 million were charged to operating expense in both 1995 and 1994 and $5.2 million in 1993. The remaining costs, which are associated with construction labor, were charged to the cost of new utility plant. Actual return on plan assets and other-net for 1995 primarily reflect the favorable market conditions from the investment of plan assets and expected returns versus the unfavorable market conditions in 1994.

A reconciliation of the funded status of the plan as of December 31 is as follows:
(000)                                  1995          1994
Fair value of plan assets            $212,000      $190,200
Projected benefit obligation          213,470       206,742
Plan assets less than
 projected benefit obligation          (1,470)      (16,542)
Unrecognized net transition asset      (1,550)       (1,722)
Unrecognized prior service cost           282           306
Unrecognized net loss                  10,006        24,106
Prepaid pension cost                 $  7,268      $  6,148
Accumulated benefit obligation:
Vested benefits                      $169,044      $166,602
Nonvested benefits                      3,413           485
Total                                $172,457      $167,087

At December 31, 1995, approximately 65% of plan assets were invested in equity securities, 21% in fixed income securities and 14% in other investments. The assumed rates used in determining the actuarial present value of the projected benefit obligation at December 31 were as follows:
                                         1995       1994
Weighted average discount                7.0%       7.5%
Anticipated increase in compensation     3.5%       3.5%

The assumed long term rate of return on plan assets was 8.5% for both 1995 and 1994.

Other Postretirement Benefits

The Company and its subsidiary provide certain health care and life insurance benefits for retired employees and their eligible dependents. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the companies. Benefits are provided through insurance companies and other plan providers whose premiums and related plan costs are based on the benefits paid during the year. The Company has a tax qualified trust to fund these benefits. Each company is allocated its participative share of plan costs and contributions.

Net periodic other postretirement benefit costs include:
(000)                                  1995        1994        1993
Service cost-benefits attributed to
 service during the period           $ 2,891     $ 3,817     $ 3,045
Interest cost on accumulated
 postretirement benefits obligation    8,107       8,450       7,133
Actual return on plan assets          (1,437)        100        (255)
Amortization of unrecognized
 transition obligation                 3,893       3,893       3,893
Other-net                                404        (700)       (711)
Net periodic other postretirement
  cost                               $13,858     $15,560     $13,105
These costs were allocated as follows:
(millions)                                 1995     1994     1993
Operating expense                          $5.0     $5.6     $3.3
New utility plant-associated with
 construction labor                          .6       .2      1.7
Regulatory asset                            8.3      9.8      8.1

The regulatory asset represents the amount of cost recognized in excess of the amount of cost currently recovered in rates. These excess costs are deferred as authorized by an accounting order of the BPU pending future recovery through rates.

A reconciliation of the funded status of the plan as of December 31 is as follows:
(000)                                        1995         1994
Accumulated benefits obligation:
Retirees                                  $ 64,516     $ 43,265
Fully eligible active plan participants      6,954       18,010
Other active plan participants              33,649       60,588
Total accumulated benefits obligation      105,119      121,863
Less fair value of plan assets              16,500       14,700
Accumulated benefits obligation in
 excess of plan assets                      88,619      107,163
Unrecognized net loss                      (15,335)     (19,223)
Unamortized unrecognized transition
 obligation                                (47,057)     (70,075)
Accrued other postretirement benefits
 cost obligation                          $ 26,227     $ 17,865

The accumulated benefit obligation for retirees and other active plan participants for 1995 reflect the impact of the Company's workforce reduction program and a lower discount rate effective in 1995. The unamortized unrecognized transition obligation for 1995 was reduced by certain changes to the plan.

At December 31, 1995, approximately 80% of plan assets were invested in fixed income securities and 20% in other investments.

The assumed health care costs trend rate for 1996 is 9% and is assumed to evenly decline to an ultimate constant rate of 5% in the year 2001 and thereafter. If the assumed health care costs trend rate was increased by 1% in each future year, the aggregate service and interest costs of the 1995 net periodic benefits cost would increase by $1.8 million, and the accumulated postretirement benefits obligation at December 31, 1995 would increase by $12.1 million. The weighted average discount rate assumed in determining the accumulated benefits obligation was 7% for 1995 and 7.5% for 1994. The assumed long term return rate on plan assets was 7% for both 1995 and 1994.

NOTE 5.  JOINTLY-OWNED GENERATING STATIONS

The Company owns jointly with other utilities several electric production facilities. The Company is responsible for its pro-rata share of the costs of construction, operation and maintenance of each facility.

The amounts shown represent the Company's share of each facility at, or for the year ending, December 31, including AFDC as appropriate.
                                       Peach                  Hope
              Keystone   Conemaugh     Bottom      Salem      Creek
Energy Source   Coal        Coal      Nuclear     Nuclear    Nuclear
Company's Share
 (%/MWs)      2.47/42.3  3.83/65.4   7.51/157.0  7.41/164.0  5.00/52.0

Electric Plant in Service (000):
1995           $12,719    $35,371     $128,398    $214,306   $239,499
1994            11,293     26,607      125,003     206,804    238,980

Accumulated Depreciation (000):
1995           $ 3,277    $ 6,445     $ 58,870    $ 84,611   $ 60,998
1994             3,180      6,237       55,190      79,898     53,746

Construction Work in Progress (000):
1995           $   442    $   873     $ 11,056    $ 11,198   $    655
1994             1,216      2,649       11,002       8,727        387

Operations and Maintenance Expenses (including fuel)(000):
1995           $ 5,143    $ 7,252     $ 29,647    $ 28,306   $ 10,360
1994             5,085      7,211       29,530      27,731     10,471
1993             5,323      6,855       31,479      27,021      9,764

Working Funds (000):
1995           $    44    $    69     $  4,505    $  5,782   $  1,919
1994                44         69        5,051       5,199      2,013

Generation (MWHr):
1995           285,899    451,211    1,232,921     334,572    352,316
1994           257,561    419,313    1,214,776     836,725    355,390
1993           293,876    416,263    1,043,485     840,043    440,118

The Company provides financing during the construction period for its share of the jointly-owned facilities and includes its share of direct operations and maintenance expenses in the Consolidated Statement of Income. Additionally, the Company provides an amount of working funds to the operators of the facilities to fund operational needs.

The decrease in Salem's generation is due to both units being taken out of service in May and June 1995, respectively, by its operator Public Service Electric and Gas Company, pending review and resolution of certain equipment and management issues. (See Note 8 for further information).

NOTE 6.  CUMULATIVE PREFERRED STOCK

The Company has authorized 799,979 shares of Cumulative Preferred
Stock, $100 Par Value, two million shares of No Par Preferred Stock and three million shares of Preference Stock, No Par Value.
Information relating to outstanding shares at December 31 is shown in the table below.

                                                             Current
                                                             Optional
         Par            1995                    1994        Redemption
Series  Value     Shares     (000)        Shares     (000)    Price
Not Subject to Mandatory Redemption:
4%       $100      77,000   $ 7,700        77,000   $ 7,700   $105.50
4.10%     100      72,000     7,200        72,000     7,200    101.00
4.35%     100      15,000     1,500        15,000     1,500    101.00
4.35%     100      36,000     3,600        36,000     3,600    101.00
4.75%     100      50,000     5,000        50,000     5,000    101.00
5%        100      50,000     5,000        50,000     5,000    100.00
7.52%     100     100,000    10,000       100,000    10,000    101.88
Total                       $40,000                 $40,000
Subject to Mandatory Redemption:
$8.25     None     50,000  $  5,000        55,000  $  5,500    104.45
$8.53     None    120,000    12,000       360,000    36,000    101.00
$8.20     None    500,000    50,000       500,000    50,000       -
$7.80     None    700,000    70,000       700,000    70,000       -
Total                       137,000                 161,500
Less portion due within
 one year                    22,250                  12,250
Total                      $114,750                $149,250


Cumulative Preferred Stock Not Subject to Mandatory Redemption is redeemable solely at the option of the Company.

On November 1 of each year, 2,500 shares of the $8.25 No Par Preferred Stock must be redeemed through the operation of a sinking fund at a redemption price of $100 per share. The Company may redeem not more than an additional 2,500 shares on any sinking fund date without premium. The Company redeemed 5,000 shares in each of the years 1995 and 1994.

On November 1 of each year, 120,000 shares of the $8.53 No Par Preferred Stock must be redeemed through the operation of a sinking fund at a redemption price of $100 per share. At the option of the Company, not more than an additional 120,000 shares may be redeemed on any sinking fund date without premium. The Company redeemed 240,000 shares in each of the years 1995 and 1994. The Company redeemed the remainder of this series at a price of $101.00 in February 1996.

Beginning August 1, 1996 and annually thereafter, 100,000 shares of the $8.20 No Par Preferred Stock must be redeemed through the operation of a sinking fund at a redemption price of $100 per share. At the option of the Company, not more than an additional 100,000 shares may be redeemed on any sinking fund date without premium. This series is not refundable prior to August 1, 2000.

Beginning May 1, 2001 and annually through 2005, 115,000 shares of $7.80 No Par Preferred Stock must be redeemed through the operation of a sinking fund at a redemption price of $100 per share. On May 1, 2006, the remaining shares outstanding must be redeemed at $100 per share. The Company has the option to redeem up to an additional 115,000 shares without premium on each May 1 through 2005. This series is not refundable prior to May 1, 2006.

At December 31, 1995, the minimum annual sinking fund requirements of the Cumulative Preferred Stock Subject to Mandatory Redemption for the next five years are $22.25 million in 1996 and $10.25 million in each of the years 1997 through 2000.

Cumulative Preferred Stock of the Company is not widely held and trades infrequently. The estimated aggregate fair market value of the Company's outstanding Cumulative Preferred Stock at December 31, 1995 and 1994 was approximately $172 million and $185 million, respectively. The fair market value has been determined using market information available from actual trades of similar instruments of companies with similar credit quality and rate.

NOTE 7.  LONG TERM DEBT
                      Maturity        December 31,    Series
                          Date         1995       1994    (000)
5-1/8% First Mortgage Bonds          2/1/1996    $  9,980   $  9,980
Medium Term Notes Series B (6.28%)   1998          56,000     56,000
Medium Term Notes Series A (7.52%)   1999          30,000     30,000
Medium Term Notes Series B (6.83%)   2000          46,000     46,000
Medium Term Notes Series C (6.86%)   2001          40,000        -
7-1/2% First Mortgage Bonds          4/1/2002      20,000     20,000
Medium Term Notes Series C (7.02%)   2002          30,000        -
Medium Term Notes Series B (7.18%)   2003          20,000     20,000
7-3/4% First Mortgage Bonds          6/1/2003      29,976     29,976
Medium Term Notes Series A (7.98%)   2004          30,000     30,000
Medium Term Notes Series B (7.125%)  2004          28,000     28,000
Medium Term Notes Series C (7.15%)   2004           9,000        -
Medium Term Notes Series B (6.45%)   2005          40,000     40,000
6-3/8% Pollution Control            12/1/2006       2,500      2,500
Medium Term Notes Series C (7.15%)   2007           1,000        -
Medium Term Notes Series B (6.76%)   2008          50,000     50,000
Medium Term Notes Series C (7.25%)   2010           1,000        -
10-1/2% Pollution Control Series B   7/15/2012        -          850
6-5/8% First Mortgage Bonds          8/1/2013      75,000     75,000
7-3/8% Pollution Control Series A    4/15/2014     18,200     18,200
Medium Term Notes Series C (7.63%)   2014           7,000        -
Medium Term Notes Series C (7.68%)   2015          15,000        -
Medium Term Notes Series C (7.68%)   2016           2,000        -
8-1/4% Pollution Control Series A    7/15/2017      4,400      4,400
9-1/4% First Mortgage Bonds         10/1/2019         -       53,857
6.80% Pollution Control Series A     3/1/2021      38,865     38,865
7%    First Mortgage Bonds           9/1/2023      75,000     75,000
5.60% Pollution Control Series A    11/1/2025       4,000      4,000
7%    First Mortgage Bonds           8/1/2028      75,000     75,000
6.15% Pollution Control Series A     6/1/2029      23,150     23,150
7.20% Pollution Control Series A    11/1/2029      25,000     25,000
7%    Pollution Control Series B    11/1/2029       6,500      6,500
 Total                                            812,571    762,278
Debentures:
5-1/4%                               2/1/1996       2,267      2,267
7-1/4%                               5/1/1998       2,619      2,619
Total                                               4,886      4,886
Unamortized Premium and Discount-Net               (2,854)    (3,876)
Total Long Term Debt of ACE                       814,603    763,288
Less Portion Due within One Year                   12,247       -
                                                 $802,356   $763,288

Medium Term Notes have varying maturity dates and are shown with the weighted average interest rate of the related issues within the year of maturity.


In 1995, the Company redeemed its 10-1/2% Pollution Control Bonds Series B due 7/15/2012 and the remaining outstanding principal amount of its 9-1/4% First Mortgage Bonds due 10/1/2019. The aggregate cost of these redemptions was $2.6 million, net of related Federal income taxes.

Sinking fund deposits are required for retirement of First Mortgage Bonds, 6-3/8% Pollution Control Series due 2006 annually beginning December 1, 1997 in amounts sufficient to redeem $75 thousand principal amount. Sinking fund deposits are also required for retirement of 7-1/4% Debentures annually on May 1 through 1997 in amounts sufficient to redeem $100 thousand principal amount. The Company may, at its option, redeem an additional $100 thousand annually. Through December 31, 1995, the Company acquired and cancelled $81 thousand principal amount of the 7-1/4% Debentures, which will be used to satisfy its requirements for 1996. Certain series of First Mortgage Bonds contain provisions for deposits of cash or certification of bondable property currently amounting to $100 thousand, which the Company may elect to satisfy through property additions. For the next five years, the annual amount of scheduled maturities and sinking fund requirements of the Company's long term debt are $12.266 million in 1996, $175 thousand in 1997, $58.575 million in 1998, $30.075 million in 1999 and $46.075 million in 2000.

The Company's long term debt securities are not widely held and generally trade infrequently. The estimated aggregate fair market value of the Company's outstanding long term debt at December 31, 1995 and 1994 was $851 million and $693 million, respectively. The fair market value has been determined based on quoted market prices for the same or similar debt issues or on debt instruments of companies with similar credit quality, coupon rates and maturities.

NOTE 8.  COMMITMENTS AND CONTINGENCIES

Construction Program

Cash construction expenditures for 1996 are estimated to be approximately $92 million.

Insurance Programs

Nuclear
The Company is a member of certain insurance programs that provide coverage for decontamination and property damage to members' nuclear generating plants. Facilities at the Peach Bottom, Salem and Hope Creek stations are insured against property damage losses up to $2.75 billion per site under these programs.

In addition, the Company is a member of an insurance program which provides coverage for the cost of replacement power during prolonged outages of nuclear units caused by certain specific conditions. The insurer for nuclear extra expense insurance provides stated value coverage for replacement power costs incurred in the event of an outage at a nuclear unit resulting from physical damage to the nuclear unit. The stated value coverage is subject to a deductible period of the first 21 weeks of any outage. Limitations of coverage include, but are not limited to, outages 1) not resulting from physical damage to the unit, 2) resulting from any government mandated shutdown of the unit, 3) resulting from any gradual deterioration, corrosion, wear and tear, etc. of the unit, 4) resulting from any intentional acts committed by an insured and 5) resulting from certain war risk conditions. Under the property and replacement power insurance programs, the Company could be assessed retrospective premiums in the event the insurers' losses exceed their reserves. As of December 31, 1995, the maximum amount of retrospective premiums the Company could be assessed for losses during the current policy year was $6.4 million under these programs.

The Price-Anderson provisions of the Atomic Energy Act of 1954, as amended by the Price-Anderson Amendments Act of 1988, govern liability and indemnification for nuclear incidents. All nuclear facilities could be assessed, after exhaustion of private insurance, up to $79.275 million each reactor per incident, payable at $10 million per year. Based on its ownership share of nuclear facilities, the Company could be assessed up to an aggregate of $27.6 million per incident. This amount would be payable at an aggregate of $3.48 million per year, per incident.

Other

The Company's comprehensive general liability insurance provides pollution liability coverage, subject to certain terms and limitations for environmental costs incurred in the event of bodily injury or property damage resulting from the discharge or release of pollutants into or upon the land, atmosphere or water. Limitations of coverage include any pollution liability 1) resulting subsequent to the disposal of such pollutants, 2) resulting from the operation of a storage facility of such pollutants, 3) resulting in the formation of acid rain, 4) caused to property owned by an insured and 5) resulting from any intentional acts committed by an insured.

Nuclear Plant Decommissioning

The Company has a trust to fund the future costs of decommissioning each of the five nuclear units in which it has an ownership interest. The current annual funding amount, as authorized by the BPU, totals $6.4 million and is provided for in rates charged to customers. The funding amount is based on estimates of the future cost of decommissioning each of the units, the dates that decommissioning activities are expected to begin and return to be earned by the assets of the fund. The present value of the Company's nuclear decommissioning obligation, based on costs adopted by the BPU in 1991 and restated in 1995 dollars, is $157 million. Decommissioning activities as approved by the BPU were expected to begin in 2006 and continue through 2032. The Company will seek to adjust these estimates and the level of rates collected from customers in future BPU proceedings to reflect changes in decommissioning cost estimates and the expected levels of inflation and interest to be earned by the assets in the trust. The total estimated value of the trust at December 31, 1995, inclusive of the present value of future funding, based on current annual funding amounts and expected decommissioning dates approved by the BPU, is approximately $131 million, without earnings on or appreciation of the fund assets. As of December 31, 1995, the market value of the trust approximated the book value. In accordance with BPU requirements, updated site specific studies are underway. Amounts to be recognized and recovered in rates based on the updated studies are not presently determinable.

Purchased Capacity and Energy Arrangements

The Company arranges with various providers of bulk energy to obtain sufficient supplies of energy to satisfy current and future energy requirements of the company. Arrangements may be for generating capacity and associated energy or for energy only. Terms of the arrangements vary in length to enable the Company to optimally manage its supply portfolio in response to changing near and long term market conditions. At December 31, 1995, the Company has contracted for 707 megawatts (MW's) of purchased capacity with terms remaining of 3 to 29 years. Additionally, the Company has contracted for capacity of 125 MW's commencing in 1998 for 2 years and for 175 MW's commencing in 1999 for 10 years.

Information regarding these arrangements relative to the Company was as follows:
                               1995        1994        1993
As a % of Capacity (year end)     30%         29%         23%
As a % of Generation              52%         48%         46%
Capacity charges (millions)   $190.6      $130.9      $110.8
Energy charges (millions)     $135.4      $128.6       $98.3

Amounts for purchased capacity are shown on the Consolidated Statement of Income as Purchased Capacity. Of these amounts, charges of certain nonutility providers are recoverable through the LEC, which amounted to $162.7 million, $77.0 million and $30.2 million in 1995, 1994 and 1993, respectively. Future purchases of energy and payments for purchased capacity and energy under contracts with remaining terms in excess of one year from December 31, 1995 generally are contingent upon provider performance and availability, and as such are not presently determinable.

Environmental Matters

The provisions of Title IV of the Clean Air Act Amendments of 1990
(CAAA) will require, among other things, phased reductions of sulfur dioxide (SO2) emissions by 10 million tons per year, a limit on SO2 emissions nationwide by the year 2000 and reductions in emissions of nitrogen oxides (NOx) by approximately 2 million tons per year. The Company's wholly-owned B.L. England Units 1 and 2 and its jointly-owned Conemaugh Station Units 1 and 2 are in compliance with Phase I requirements as the result of recent installation of scrubbers at each station. All of the Company's other fossil-fuel steam generating units are affected by Phase II (2000) of the CAAA. A compliance plan for these units initially estimates capital expenditures of approximately $10 million in 1996 through 2000. The jointly-owned Keystone Station is impacted by the SO2 and NOx provisions of Title IV of the CAAA during Phase II. The Keystone owners plan to primarily rely on emission allowances to comply with the CAAA through the year 2000.

Other

The Company is a 7.41% owner of the Salem Nuclear Generating Station (Salem) operated by Public Service Electric & Gas Company (PS). Salem Units 1 and 2 were taken out of service on May 16, 1995 and June 7, 1995, respectively. Unit 2 is expected to return to service in the third quarter of 1996. A thorough assessment of the equipment and management issues that have affected the operation of the unit and station are being resolved and necessary corrections are being made to assure safe and reliable operation over the long term. Unit 1 is undergoing extended testing of its steam generation equipment and its return has been delayed to an indefinite period. The Company's expenses associated with restart activities totalled $2.6 million for 1995 and are estimated to be $5.6 million for 1996. The additional incremental cost of replacement power during the outages is approximately $1.4 million per month.

The Company is a 5% owner in the Hope Creek Nuclear Generating Station (Hope Creek) also operated by PS. Hope Creek went into a scheduled refueling and maintenance outage on November 11, 1995 which has been extended to correct maintenance and performance problems. The unit is expected to return to service in March 1996. The incremental replacement power costs associated with the Hope Creek outage is approximately $400 thousand per month.

The Company is subject to a performance standard for its five jointly-owned nuclear units. This standard is used by the BPU in determining recovery of replacement energy costs. The standard establishes a target aggregate capacity factor within a zone of reasonable performance to be achieved by the units. Underperformance results in penalties. Penalties incurred are not permitted to be recovered from customers and are charged against income. For 1995, the Company recorded $845 thousand after tax for a performance penalty because the aggregate capacity factor of the Company's nuclear units was below the reasonable performance zone as a result of the Salem outage noted above.

In December 1994, the Company recorded the costs of an employee separation program in the amount of $17.3 million, net of tax of $9.3 million, or $.32 in earnings per share. This program was initiated so that the Company could be better positioned for the more competitive environment within the electric industry. The balance of the accrued separation costs on the Consolidated Balance Sheet at December 31, 1995 is $7.5 million compared to $26.6 million at December 31, 1994. The Company expects payments in settlement of this obligation to be substantially completed by the end of 1996.

The Energy Policy Act of 1992 permits the Federal government to assess investor-owned electric utilities that have ownership interests in nuclear generating facilities. The assessment funds the decontamination and decommissioning of three Federally operated nuclear enrichment facilities. Based on its ownership in five nuclear generating units, the Company has a liability of $6.0 million and $6.6 million at December 31, 1995 and 1994, respectively, for its obligation to be paid over the next 12 years. The Company has an associated regulatory asset of $6.4 million and $7.2 million at December 31, 1995 and 1994, respectively. Amounts are currently being recovered in rates for this liability and the regulatory asset is concurrently being amortized to expense based on the annual assessment billed by the Federal government.

In March 1995, FERC issued a Notice of Proposed Rulemaking regarding several key electric utility industry issues such as transmission access, transmission pricing and recovery guidelines for stranded costs stemming from wholesale transactions. The focus of the proposal is to establish policies that will provide a structure to facilitate more competitive wholesale electric power markets. What is being proposed is a departure from the existing regulatory framework. FERC is considering comments on the proposal submitted by the Company and other members of the industry, as well as other interested parties. Associated with the FERC proposal are structural initiatives by the BPU concerning New Jersey electric regulation and by the regional power pool in which the Company participates regarding bulk power transmission and generation dispatch within the region. At this time, the Company cannot predict the outcomes of these sweeping initiatives and the impacts on the Company that may ensue. The Company is taking an active role in the development of these issues.

Note 9.  REGULATORY ASSETS AND LIABILITIES

Costs incurred by the Company that have been permitted by the BPU to be deferred for recovery in rates in more than one year, or for which future recovery is probable, are recorded as regulatory assets. Regulatory assets are amortized to expense over the period of recovery. Total regulatory assets at December 31 are as follows:

                                                            Remaining
                                                                     Recovery
(000)                                1995         1994       Period*
Recoverable Future Federal
 Income Taxes(see Note 2)          $ 85,858     $ 85,854       (A)
Unrecovered Purchased Power Costs:
 Capacity Costs                      80,598       95,878       5 years
 Contract Renegotiation Costs        19,219       19,660      19 years
Unrecovered State Excise Taxes       64,274       73,834       7 years
Unamortized Debt Costs-Refundings    33,110       32,227    1-29 years
Deferred Energy Costs(see Note 1)    31,434       10,999       (B)
Other Regulatory Assets:
 Postretirement Benefits Other
  Than Pensions (see Note 4)         26,227       17,865       (A)
 Asbestos Removal Costs               9,356        9,625      34 years
 Decommissioning/Decontaminating
  Federally-owned Nuclear Units
  (See Note 10)                       6,404        7,231      13 years
 Other                               12,581       14,379
                                   $369,061     $367,552
*From December 31, 1995
(A)  Pending future recovery
(B)  Recovered over annual LEC period

Unrecovered Purchased Power Capacity Costs represent deferrals of prior capacity costs then in excess of levelized revenues associated with a certain long term capacity arrangement. Levelized revenues have since been greater than costs, permitting the deferred costs to be amortized to expense. Contract Renegotiation Costs were incurred through renegotiation of a long term capacity and energy contract with a certain independent power producer. Unrecovered State Excise Taxes represent additional amounts paid as a result of prior legislative changes in the computation of state excise taxes. Unamortized Debt Costs associated with debt reacquired by refundings are amortized over the life of the related new debt. Asbestos Removal Costs were incurred to remove asbestos insulation from a wholly-owned generating station. Within Other are certain amounts being recovered over a period of two to six years.

No regulatory liabilities existed at December 31, 1995 and 1994.

NOTE 10.  LEASES

The Company leases from others various types of property and equipment for use in its operations. Certain of these lease agreements are capital leases consisting of the following at December 31:

(000)                                1995       1994
Production plant                   $ 9,097    $13,521
Less accumulated amortization        6,810      9,707
Net                                  2,287      3,814
Nuclear fuel                        38,591     38,216
Leased property-net                $40,878    $42,030

The Company has a contractual obligation to obtain nuclear fuel for the Salem, Hope Creek and Peach Bottom stations. The asset and related obligation for the leased fuel are reduced as the fuel is burned and are increased as additional fuel purchases are made. No commitments for future payments beyond satisfaction of the outstanding obligation exist. Operating expenses for 1995, 1994 and 1993 include leased nuclear fuel costs of $11.2 million, $14.1 million and $13.9 million, respectively, and rentals and lease payments for all other capital and operating leases of $4.1 million, $5.9 million and $5.5 million, respectively. Future minimum rental payments for all noncancellable lease agreements are not significant to the Company's operations.

NOTE 11.  QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Quarterly financial data, reflecting all adjustments necessary in the opinion of management for a fair presentation of such amounts, are as follows:

              Operating    Operating      Net      Earnings for
Quarter       Revenues       Income      Income    Common Stock
1995           (000)        (000)       (000)
1st           $218,666     $ 27,565     $15,779     $11,992
2nd            206,246       27,755      15,111      11,324
3rd            303,031       67,026      52,666      48,879
4th            225,836       26,581      15,195      11,930

Annual        $953,779     $148,927     $98,752     $84,125

1994
1st           $232,134     $ 39,580     $27,130     $22,821
2nd            205,861       30,299      20,635      16,326
3rd            272,769       58,321      49,679      45,370
4th            202,461       24,794      (4,272)     (8,059)

Annual        $913,226     $153,995     $93,174     $76,458


Individual quarters may not add to the total due to rounding, and the effect on earnings per share of changing average number of common shares outstanding.

Third quarter results generally exceed those of other quarters due to increased sales and higher residential rates for the Company.

Net income in 1994 includes special charges aggregating $18.7 million, after tax of $10.0, million recorded in Other Income during the fourth quarter of 1994. These special charges consisted of costs of a workforce reduction and write-off of certain deferred costs.

            Management's Discussion and Analysis of Financial
                    Condition and Results of Operations


Financial Summary

Consolidated operating revenues for 1995, 1994 and 1993 were $953.8 million, $913.2 million and $865.8 million, respectively. The increase in 1995 revenue over 1994 largely reflects a provisional increase in annual Levelized Energy Clause (LEC) revenues of $37.0 million granted in July 1995 and an increase in unbilled revenues. The increase in 1994 revenue from 1993 was primarily due to an increase of $55.0 million in LEC revenues effective July 1994, accompanied by an increase in sales of energy.

Liquidity and Capital Resources

Atlantic City Electric Company (the Company) is a wholly-owned subsidiary of Atlantic Energy, Inc. (AEI). The Company is a public utility primarily engaged in the generation, transmission, distribution and sale of electric energy. The Company's service territory encompasses approximately 2,700 square miles within the southern one-third of New Jersey with the majority of customers being residential and commercial. The Company has a wholly-owned subsidiary that operates certain generating facilities.

Cash construction expenditures for 1993-1995 amounted to $359.0 million and included expenditures for upgrades to existing transmission and distribution facilities and compliance with provisions of the Clean Air Act Amendments (CAAA) of 1990. The Company's current estimate of cash construction expenditures for 1996-1998 is $255 million. These estimated expenditures reflect necessary improvements to generation, transmission and distribu-tion facilities.

The Company also utilizes cash for mandatory redemptions of Preferred Stock and maturities and redemption of long term debt. Optional redemptions of securities are reviewed on an ongoing basis with a view toward reducing the overall cost of capital. Redemptions of Preferred Stock (at par or stated value) for the period were as follows:

                                    1995      1994      1993
Preferred Stock
  (Series)
   9.96% (Shares)                     -         -       48,000
  $8.53  (Shares)                  240,000   240,000      -
  $8.25  (Shares)                    5,000     5,000     5,000

  Aggregate Amount (000)           $24,500   $24,500    $5,300








First Mortgage Bonds redeemed, acquired and retired or matured in the period 1993-1995 were as follows:

    Date                 Series            Principal     Price(%)
                                             Amount
                                              (000)
October 1995         9-1/4% due 2019       $ 53,857      105.15
October 1995        10-1/2% due 2014            850      101.00
November 1994        7-5/8% due 2005          6,500      100.00
June 1994           10-1/2% due 2014         23,150      102.00
Various 1994 Dates   9-1/4% due 2019         11,910      105.38*
September 1993       9-1/4% due 2019         69,233      110.95*
September 1993       8-7/8% due 2016        125,000      104.80
March 1993           8-7/8% due 2000         19,000      102.41
March 1993           8%     due 2001         27,000      102.53
March 1993           8%     due 1996         95,000      100.91
March 1993           4-3/8% due 1993          9,540      100.00

* Average price

Scheduled debt maturities and sinking fund requirements aggregate
$113.8 million for 1996-1998.

On or before April 1 of each year, the Company and other New Jersey utilities are required to pay excise taxes to the State of New Jersey. In March 1995, the Company paid $98.7 million funded through the issuance of short term debt. In 1994 and 1993, the Company paid an additional $50 million and $45 million, respectively, for the accelerated payment of one year's tax due as required by amended state law. These accelerated payments are being recovered through rates.

During 1995, the Company made $19.1 million in payments related to its workforce reduction program. The Company expects payments and settlement of the remaining obligation for this program of $7.5 million to be substantially completed by the end of 1996.

On an interim basis, the Company finances construction costs and other capital requirements in excess of internally generated funds through the issuance of unsecured short term debt consisting of commercial paper and borrowings from banks. As of December 31, 1995, the Company has arranged for lines of credit of $150 million of which $119.5 million was available. Permanent financing by the Company is undertaken by the issuance of long term debt and Preferred Stock, and at times from capital contributions by AEI. The Company's nuclear fuel requirements associated with its jointly-owned units have been financed through arrangements with a third party.

A summary of the issue and sale of the Company's long term debt for 1993-1995 is as follows:

(millions)                  1995       1994       1993
First Mortgage Bonds          -          -        $225
Medium Term Notes           $105         -         240
Pollution Control Bonds       -         $55          4


The proceeds from these financings were used to refund higher cost debt and for construction purposes. During 1996-1998, the Company may issue up to $150 million in new long term debt to be used for construction and repayment of short term debt. The provisions of the Company's charter, mortgage and debenture agreements can limit, in certain cases, the amount and type of additional financing which may be used. At December 31, 1995, the Company estimates additional funding capacities of $288 million of First Mortgage Bonds, or $490 million of Preferred Stock, or $413 million of unsecured debt. These amounts are not necessarily additive.

Revenues

Operating Revenues - Electric increased 4.4% and 5.5% in 1995 and
1994, respectively. Components of the overall changes are shown as follows:

                                         1995         1994
 (millions)
Levelized Energy Clause                $ 49.2        $30.3
Kilowatt-hour Sales                     (10.0)         9.6
Unbilled Revenues                        16.6         (7.3)
Sales for Resale                        (11.9)        17.8
Other                                    (3.3)        (3.0)
Total                                  $ 40.6        $47.4

LEC revenues increased in 1995 due to a provisional rate increase of $37.0 million in July 1995 and a $55 million increase in July 1994. Changes in kilowatt-hour sales are discussed under "Billed Sales to Ultimate Customers." Overall, the combined effects of changes in rates charged to customers and kilowatt-hour sales resulted in increases of 5.9% and 3.1% in revenues per kilowatt-hour in 1995 and 1994, respectively. The changes in Unbilled Revenues are a result of the amount of kilowatt-hours consumed by, but not yet billed to, ultimate customers at the end of the respective periods, which are affected by weather and economic conditions, and the corresponding price per kilowatt-hour. The changes in Sales for Resale are a function of the Company's energy mix strategy, which in turn is dependent upon the Company's needs for energy, the energy needs of other utilities participating in the regional power pool of which the Company is a member, and the sources and prices of energy available. The decline in the 1995 Sales for Resale reflects a decrease in the demand of the power pool, the decline in market prices and a reduction in excess energy sources when compared to the previous year. The decrease in supplemental excess energy sources reflect the expiration of a 200 megawatt purchase capacity arrangement in May 1994, and expiration of other short term purchase contracts. The increase in Sales for Resale for 1994 was the result of being able to meet the demands of the regional power pool due to the extreme weather conditions during the first six months of 1994.

Billed Sales to Ultimate Customers

Changes in kilowatt-hour sales are generally due to changes in the average number of customers and average customer use, which is affected by economic and weather conditions. Energy sales statistics, stated as percentage changes from the previous year, are shown as follows:

                        1995                      1994
                         Avg    Avg #              Avg    Avg #
Customer Class   Sales   Use   of Cust     Sales   Use   of Cust
Residential      (2.0)% (3.1)%  1.2%        1.5 %  .4 %  1.1%
Commercial        1.4    (.1)   1.5         2.6    .5    2.1
Industrial       (7.4)  (9.0)   1.7        (2.9) (3.8)    .9
Total            (1.4)  (2.6)   1.2         1.3    -     1.2

The 1995 decrease in total sales was attributed to weather conditions that led to below normal electricity consumption for a majority of the year and a decreased number of billing days in 1995 compared to 1994. The 1994 increase in total sales was due to an increase in the number of billing days in 1994 compared to 1993 and, to a lesser extent, weather. The Commercial sector experienced continued growth during 1995 due to sales increases across all the major commercial subsectors. Commercial growth in both years benefitted from night lighting programs. The sales declines in the Industrial sector are primarily related to the impact of two former customers taking energy service from independent power producers commencing in June 1994 and January 1995.

Costs and Expenses

Total Operating Expenses increased 5.9% and 7.5% in 1995 and
1994, respectively. Included in these expenses are the costs of energy, purchased capacity, operations, maintenance, depreciation and taxes.

Energy expense reflects costs incurred for energy needed to meet load requirements, various energy supply sources used and operation of the LECs. Changes in costs reflect the varying availability of low-cost generation from Company-owned and purchased energy sources, and the corresponding unit prices of the energy sources used, as well as changes in the needs of other utilities participating in the Pennsylvania-New Jersey-Maryland Interconnection power pool. The cost of energy is recovered from customers primarily through the operation of the LEC. Excluding the effects of the SNJEI (discussed below), earnings generally are not affected by energy costs because these costs are adjusted to match the associated LEC revenues. In any period, the actual amount of LEC revenue recovered from customers may be greater or less than the actual amount of energy cost incurred in that period. Such respective overrecovery or underrecovery of energy costs is recorded on the Consolidated Balance Sheet as a liability or an asset as appropriate. Amounts in the balance sheet are recognized in the Consolidated Statement of Income within Energy expense during the period in which they are subsequently recovered through the LEC. The Company was underrecovered by $31.4 million and by $11 million at December 31, 1995 and 1994, respectively. The increase in 1995 is due to the combination of the election to defer recovery of $20.6 million of recoverable fuel costs, lower than projected kilowatt-hour sales and greater than projected purchased fuel as replacement for Salem Station generation.

As a result of implementing the Southern New Jersey Economic Initiative (SNJEI), the Company is forgoing the recovery of energy costs in LEC rates in the amount of $10.0 million and $28.0 million for the 1995 and 1994 LEC periods, respectively. After tax net income has been reduced by $12.2 million and $10.1 million due to the effects of the initiative for 1995 and 1994, respectively.

Energy expense decreased 9.0% in 1995 primarily due to the increase in underrecovered fuel costs, offset in part by the effects of the SNJEI referred to above. In 1994, Energy expense increased 32.7% due to the SNJEI and the increase in the levelized energy clause that reduced underrecovered fuel costs. Production-related energy costs for 1995 decreased 1.9% due to reduced generation. The average unit cost of energy decreased to
2.02 cents per kilowatt-hour in 1995 compared to 2.04 cents per kilowatt-hour in 1994. Production-related energy costs for 1994 increased by 19.9% due to increased overall generation and the high cost of energy from additional nonutility sources. The 1993 cost per kilowatt-hour was 1.82 cents.

Purchased Capacity expense reflects entitlement to generating capacity owned by others. Purchased Capacity expense increased 45.5% and 18.2% in 1995 and 1994, respectively. The increases reflect additional contract capacity supplied by nonutility power producers in each year.

Operations expense decreased 3.0% and 3.6% in 1995 and 1994, respectively. These decreases reflect the benefits of the Company's restructuring programs, initiated in 1993 and 1994.
The 1995 decrease was offset in part by the additional costs associated with Salem Station restart activities. Net after tax savings approximated $8 million in 1995 related to the workforce reduction recorded in 1994. Employee separations throughout the Company of approximately 300 employees largely occurred on March 1, 1995. The original estimate of net after tax savings of $10 million was based on a full-year assessment. Maintenance expense decreased 8.6% and 17.1% in 1995 and 1994, respectively, due to cost saving measures.

Depreciation and Amortization expense increased 7.0% and 7.9% in 1995 and 1994, respectively, as a result of continued increases in the Company's depreciable electric plant in service.

State Excise Taxes expense increased 5.9% in 1995 due to an increase in the tax base used to calculate the tax in comparison to the 1994 tax base. In 1994, State Excise Taxes expense decreased 6.9% relative to the higher tax assessment in 1993.

Federal Income Taxes increased 7.9% in 1995 and decreased 6.1% in
1994 as a result of the level of taxable income during those periods.

Employee Separation costs is the provision by the Company in 1994 for the reduction of its workforce. Other-Net within Other Income (Expense) decreased in 1994 due to the net after-tax impacts of the write-off of deferred nuclear study costs of $1.4 million. The Litigation Settlement for 1993 represents an additional allocation to customers of the proceeds from the 1992 settlement associated with the Peach Bottom Station shut down in prior years.

Interest on Long Term Debt increased 5.2% in 1995 due to increased amounts of debt outstanding during the year. In 1994, interest on long term debt decreased 3.4% due to refunding of higher cost debt. At December 31, 1995, 1994 and 1993, the Company's embedded cost of long term debt was 7.5%, 7.6% and 7.8%, respectively.

Preferred Stock Dividend Requirements decreased 12.5% and 4% in
1995 and 1994, respectively, as a result of continuing mandatory and optional redemptions. Embedded cost of Preferred Stock as of December 31, 1995, 1994 and 1993 was 7.4%, 7.6% and 7.7%,
respectively.

Outlook

Factors such as regional economic trends, abnormal weather conditions and inflation will continue to be important determinants of the Company's financial performance. However, continued competition from independent power producers and the anticipated deregulation of the electric utility industry are becoming the most critical strategic factors for the Company.

Fundamental changes in the industry have led to the emergence of significant competitive issues for the Company, including heightened competition in the wholesale bulk power market, the growth of the independent power industry and the pressure to offer more competitive rates to customers.

The Company is closely monitoring deregulation of the industry on both a state and Federal level. The Federal Energy Regulatory Commissions' (FERC) on-going rulemaking proceeding is proposing changes to rules governing transmission access and pricing. FERC is also establishing guidelines for recovery of stranded costs and investments stemming from wholesale transactions. In response to FERC's initiative, the power pool in which the Company participates has proposed significant changes to its structure and operation.

State jurisdictions across the country, including New Jersey, are closely examining the issues surrounding deregulation or are creating new regulations designed to foster a more competitive industry. The Company is playing an active role in The New Jersey Board of Public Utilities' (BPU) on-going Energy Master Plan proceeding. Among other things, the proceeding is investigating the extent to which utilities, in a competitive environment, may be threatened with the inability to recover investments or long term commitments prudently made, and placed into rates under traditional ratemaking regulations. To date, the BPU has made no formal policy pronouncement regarding deregulation or the recovery of stranded commitments.

In anticipation of heightened competition in energy markets, the Company is pursuing a number of initiatives designed to strengthen its position in the marketplace. The cost of the Company's power supply, including the cost of power purchased from independent power producers, along with its retail prices are expected to be critical success factors in a competitive marketplace. The Company is focusing on cost and rate control measures as well as the development of new energy-related products and services. To allow for more flexibility and closer cost control, the Company transferred its production operations to its subsidiary, Deepwater Operating Company, on January 1, 1996. Alternate pricing mechanisms and long term discount power contracts are being explored as a means of retaining key customers that are at risk of leaving the Company's system. While any such discounts are intended to have a long term beneficial impact, they could have a detrimental effect on the Company's operating revenues and net income in the short term.

The Company's net income and its levelized energy adjustment rates may be affected by the operational performance of nuclear generating facilities and a BPU-mandated nuclear unit performance standard. Net income may also be affected by significant changes in the decommissioning costs associated with the nuclear units. At this time, it is not known what impact there may be on future operations and financial condition associated with the uncertain status of Salem Station Unit 1.

The electric utility industry continues to be capital intensive. The Company has lowered its planned construction budget to $398 million for 1996-2000, with an expected reduction in its external cash requirements. The Company's ability to generate cash flows or access the capital markets to fund capital requirements will be affected by competitive pressures on revenues and net income, as well as regulatory initiatives and rate developments.

The FASB issued two new statements in 1995 - Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Statement No. 123 "Accounting for Stock-Based Compensation". Both statements are effective for the Company in 1996. Statement No. 121 primarily concerns accounting for the impairment and disposal of property, plant and equipment. Statement No. 123 permits a fair value-based method to account for stock-based compensation as an alternative to the intrinsic value-based method currently permitted. The Company currently employs stock-based compensation which has not had a material impact on the financial statements. The Company has not yet fully assessed the impacts on its financial statements of the requirements of these new accounting standards.

Inflation

Inflation affects the level of operating expenses and also the cost of new utility plant placed in service. Traditionally, the rate making practices that have applied to the Company have involved the use of historical test years and the actual cost of utility plant. However, the ability to recover increased costs through rates, whether resulting from inflation or otherwise, depends upon both market circumstances and the frequency, timing and results of rate case decisions.